AFC

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawo[redacted]d.
Tel. (66) 0-2632-7071 Facsimile : (66) 0[redacted]
E-mail : afcny6@ksc.th.com http://www
เลขทะเบียน บมจ. 237

DNV MGMT. SYS. RvA C024
DNV Certification B.V., The Netherlands

06013705

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAY 18 2006
WASH. D.C. 160 SECTION

Attention: International Corporate Finance

Re: Asia Fiber Public Company Limited
Rule l2g3-2 (b) Exemption
File No. 82-2842

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri
President

5/24

Enclosure

(File No. 82-2842)

Annex A to Letter to the SEC
dated May 15, 2006 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company' s request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: __________ Annual Report Date: as of _______________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	________
Title: Audited Financial Information for Years Ended _______ and ________. Date: as of ________ and _-____. Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Unaudited Financial Information for Years Ended __________ __ , 200__ and 200__ Date: as of __________ __ , 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Interim Financial Information for Three Months Ended March 31,2006 and Review Report of Certified Public Accountant Date: as of 15 May, 2006 . Entity requiring item: The SET pursuant to its rules governing listed companies.	X
Title: Invitation to Shareholders to Attend Ordinary Meeting on ____________ ___, Date: _____________ ___, Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________

Description of Document	Check if Enclosed
Title: Proxy Form for Ordinary Meeting of Shareholders on ___________ __, 200 __ Date: ___________ __ , 200__ Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________
Title: Prospectus for the Offering of _________________ Shares of Common Stock of the Company Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Minutes of the ________________ Shareholders Meeting Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Press Release Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________

Other:

Title: Date: ___________ __ , 200__ Entity requiring item:	________

ASIA FIBER PUBLIC COMPANY LIMITED

Interim Financial Statements

For the period ended March 31, 2006

and

Review Report of Certified Public Accountant

AFC

ASIA FIBER PUBLIC COMPANY LIMITED

M.R. & ASSOCIATES CO., LTD.

Suite #706, Chaophya Tower
89 Soi Wat Suan Plu, New Road
Bangrak, Bangkok 10500, Thailand
Tel : 66 (2) 630 7500
Fax : 66 (2) 630 7506

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of Asia Fiber Public Company Limited

I have reviewed the balance sheet of Asia Fiber Public Company Limited as at March 31, 2006, the statements of income for each of the three-month and nine-month periods ended March 31, 2006 and 2005, and the statements of changes in shareholders' equity and cash flows for each of the nine-month periods ended March 31, 2006 and 2005. The management of Asia Fiber Public Company Limited is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with auditing standards applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the financial statements of Asia Fiber Public Company Limited for the year ended June 30, 2005 in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated August 22, 2005. The Company's balance sheet as at June 30, 2005, which has been presented herein for comparative purpose, is a component of those financial statements, which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

(Apichart Sayasit)
Certified Public Accountant
Registration No. 4229

M.R. & Associates Co., Ltd.
Bangkok
May 9, 2006

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS
AS AT MARCH 31, 2006 AND JUNE 30, 2005

ASSETS

	Notes	In Thousand Baht March 31, 2006 "Unaudited" "Reviewed"	June 30, 2005 "Audited"
CURRENT ASSETS			
Cash and cash equivalents		61,918	40,536
Trade account receivables - net			
- Related companies	3	93,448	99,889
- Other companies	4	141,366	168,974
Inventories - net		383,183	494,966
Inventories in transit		6,437	90,350
Other current assets		6,167	17,982
Total Current Assets		692,519	912,697
NON-CURRENT ASSETS			
Investment in common shares of associated company - at equity method	5	-	-
Investment in common shares of other company (general investment) - at cost	6	500	500
Property, plant and equipment - net	7, 8	492,148	492,254
Other non-current assets		520	520
Total Non-Current Assets		493,168	493,274
TOTAL ASSETS		1,185,687	1,405,971

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS

AS AT MARCH 31, 2006 AND JUNE 30, 2005

LIABILITIES AND SHAREHOLDERS' EQUITY

		In Thousand Baht	
		March 31, 2006	June 30, 2005
		"Unaudited"	
	Notes	"Reviewed"	"Audited"
CURRENT LIABILITIES			
Bank overdraft and short-term loans from financial institutions	7, 8	110,840	272,966
Trade account payables		43,252	42,693
Other current liabilities		31,962	36,108
Total Current Liabilities		186,054	351,767
SHAREHOLDERS' EQUITY			
Share capital			
- Authorized share capital, common share			
100,000,000 shares at Baht 10 par value		1,000,000	1,000,000
- Issued and paid-up share capital, common share			
45,574,266 shares as at March 31, 2006 and 45,572,498			
shares as at June 30, 2005 at Baht 10 per share	9	455,743	455,725
Premium on share capital		369,500	369,500
Revaluation increment in land	7	247,992	247,992
Retained earnings (deficit)			
Appropriated for :			
- Legal reserve		16,248	16,248
- General reserve		1,358	1,358
Deficit		(91,208)	(36,619)
Shareholders' Equity - Net		999,633	1,054,204
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,185,687	1,405,971

ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME

FOR EACH OF THE THREE-MONTH AND NINE-MONTH

PERIODS ENDED MARCH 31, 2006 AND 2005

		In Thousand Baht			
		Three-Month Periods Ended March 31,		Nine-Month Periods Ended March 31,	
	Note	2006	2005	2006	2005
REVENUES	3				
Net sales		365,840	341,478	1,004,889	1,049,369
Service income		775	1,892	3,396	4,514
Other income		7,418	9,336	21,090	22,150
Total Revenues		374,033	352,706	1,029,375	1,076,033
EXPENSES					
Cost of sales		387,793	361,702	1,024,379	1,006,364
Cost of services		466	1,248	2,084	2,839
Selling and administrative expenses		22,321	14,819	52,077	49,966
Total Expenses		410,580	377,769	1,078,540	1,059,169
Profit (Loss) before Interest Expense and Income Tax		(36,547)	(25,063)	(49,165)	16,864
Interest Expense		(1,755)	(1,207)	(5,424)	(2,166)
Income Tax		-	6,559	-	(3,693)
NET PROFIT (LOSS)		(38,302)	(19,711)	(54,589)	11,005
Basic Earnings (Loss) per Share (Baht)		(0.84)	(0.43)	(1.20)	0.24
Weighted Average Number of Common Shares (Shares)		45,573,657	45,572,498	45,573,885	45,572,498

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR EACH OF THE NINE-MONTH PERIODS ENDED
MARCH 31, 2006 AND 2005

		In Thousand Baht						
		Issued and	Premium on	Revaluation	Retained Earnings			
		Paid-up	Share	Increment	Legal	General		
	Notes	Share Capital	Capital	in Land	Reserve	Reserve	Deficit	Net
Balance as at July 1, 2005		455,725	369,500	247,992	16,248	1,358	(36,619)	1,054,204
Increase in share capital	9	18	-	-	-	-	-	18
Net loss for the period		-	-	-	-	-	(54,589)	(54,589)
Balance as at March 31, 2006		455,743	369,500	247,992	16,248	1,358	(91,208)	999,633
Balance as at July 1, 2004		455,725	369,500	250,082	16,248	1,358	(58,551)	1,034,362
Reversal of revaluation increment in land	7	-	-	(2,090)	-	-	-	(2,090)
Net profit for the period		-	-	-	-	-	11,005	11,005
Balance as at March 31, 2005		455,725	369,500	247,992	16,248	1,358	(47,546)	1,043,277

ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

FOR EACH OF THE NINE-MONTH PERIODS ENDED

MARCH 31, 2006 AND 2005

	In Thousand Baht	
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net profit (loss)	(54,589)	11,005
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities		
Allowance for doubtful accounts	5,834	-
Reversal of allowance for slow-moving spare parts for machinery	(186)	(49)
Depreciation	35,304	38,433
Gain on disposal of fixed assets	(518)	(1,275)
Use of spare parts for machinery	914	806
Unrealized loss (gain) on foreign exchange - net	143	(846)
Decrease (Increase) in Operating Assets:		
Trade account receivables	28,054	16,076
Inventories	111,783	(86,614)
Inventories in transit	83,913	(82,460)
Other current assets	11,815	(6,739)
Other non-current assets	-	(8)
Increase (Decrease) in Operating Liabilities:		
Trade account payables	559	(10,840)
Income tax payable	-	3,693
Other current liabilities	(4,128)	2,593
Net Cash Provided by (Used in) Operating Activities	218,898	(116,225)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in short-term investment in fixed deposit	-	1,654
Cash proceeds from disposal of assets	518	1,275
Purchases of fixed assets	(35,926)	(1,439)
Net Cash Provided by (Used in) Investing Activities	(35,408)	1,490

AFC ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

FOR EACH OF THE NINE-MONTH PERIODS ENDED

MARCH 31, 2006 AND 2005

	In Thousand Baht	
	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase (decrease) in bank overdraft and short-term loans from financial institutions	(162,126)	103,313
Repayments of long-term loan	-	(18,571)
Cash proceeds from increase in share capital	18	-
Net Cash Provided by (Used in) Financing Activities	(162,108)	84,742
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,382	(29,993)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	40,536	49,867
CASH AND CASH EQUIVALENTS AT END OF PERIOD	61,918	19,874
Additional Cash Flow Information:		
Cash payments during the period for:		
- Interest expense	5,670	2,183
- Withholding income tax deducted at sources	116	10,318

ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

1. BASIS OF INTERIM FINANCIAL STATEMENT PREPARATION

The accompanying interim financial statements have been prepared in Thai language, expressed in Thai Baht, and in conformity with generally accepted accounting principles in Thailand. Accordingly, the accompanying interim financial statements are intended solely to present the financial position, result of operations and cash flows in accordance with accounting principles and practices generally accepted in Thailand.

The interim financial statements have been prepared for providing an update on the financial statements for the year ended June 30, 2005. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended June 30, 2005.

For the convenience of the readers, an English version of interim financial statements has been translated from the Thai language interim financial statements, which are issued for domestic financial reporting purpose.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying interim financial statements have been prepared in accordance with generally accepted accounting principles. Accounting policies that have been applied to the preparation of the interim financial statements for each of the three-month and nine-month periods ended March 31, 2006 and 2005 are similar to those have been applied to the financial statements for the year ended June 30, 2005.

3. TRANSACTIONS WITH RELATED COMPANIES

A portion of the Company's assets and revenues represent transactions occurred with its related companies. These companies are related through common shareholders and/or directorships. The transactions with related companies as included in the interim financial statements are determined at the prices in line with those occur in the normal course of business based on the market price in general or the price as stipulated in the agreement if no market price exists.

As at March 31, 2006 and June 30, 2005, the related companies consisted of:

Company's Name	Types of Relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship
Prachin Power Co., Ltd.	Associated company	Associated and directorship

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

As at March 31, 2006 and June 30, 2005, trade account receivables from related companies consisted of:

	In Thousand Baht			
	Balance as at June 30, 2005	Increase	Decrease	Balance as at March 31, 2006
Thai Far East Co., Ltd.	107,507	1,554	1,369	107,692
T.F.E. Trading Co., Ltd.	19,324	-	-	19,324
Thai Sewing Industrial Co., Ltd.	-	875	743	132
Asia Garment Co., Ltd.	71	257	328	-
Thai Industries Development Co., Ltd.	340	270	610	-
Total	127,242	2,956	3,050	127,148
Less allowance for doubtful accounts	(27,353)			(33,700)
Net	99,889			93,448

The aging analysis of the above trade account receivables from related companies as at March 31, 2006 and June 30, 2005 are as follows:

	In Thousand Baht	
	March 31, 2006	June 30, 2005
Current to 3 months	250	501
Over 3 months to 6 months	935	-
Over 6 months to 12 months	490	523
Over 12 months	125,473	126,218
Total	127,148	127,242
Less allowance for doubtful accounts	(33,700)	(27,353)
Net	93,448	99,889

As at March 31, 2006 and June 30, 2005, the Company had long-outstanding (more than 6 months) trade account receivables from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) of Baht 126.0 million and Baht 126.7 million, respectively (the outstanding balances from these companies as at March 31, 2006 and June 30, 2005 totalled Baht 127.0 million and 126.8 million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value (based on report of an independent appraisal firm dated February 27, 2006 and March 26, 2003) amounted to Baht 93.5 million as at March 31, 2006 and Baht 99.6 million as at June 30, 2005. As at March 31, 2006 and June 30, 2005, the Company provided an allowance for doubtful accounts of Baht 33.7 million and Baht 27.4 million, respectively, for these receivables. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value and the balance of receivables.

The transactions with the related companies which included in the statements of income for each of the three-month and nine-month periods ended March 31, 2006 and 2005 are as follows:

		In Thousand Baht			
		Three-Month Periods Ended March 31,		Nine-Month Periods Ended March 31,	
	Policy of Pricing	2006	2005	2006	2005
Net sales	Market Price	435	1,754	2,763	6,678
Interest income (on delay payment from customers)	Negotiated Agreement	728	726	2,182	2,179

4. TRADE ACCOUNT RECEIVABLES - OTHER COMPANIES

The aging analysis of trade account receivables - other companies as at March 31, 2006 and June 30, 2005, are as follows:

	In Thousand Baht	
	March 31, 2006	June 30, 2005
Current to 3 months	150,091	175,273
Over 3 months to 6 months	-	2,486
Over 6 months to 12 months	161	-
Over 12 months	3,847	4,461
Total	154,099	182,220
Less allowance for doubtful accounts	(12,733)	(13,246)
Net	141,366	168,974

As at March 31, 2006 and June 30, 2005, the Company has long-outstanding (more than 12 months) trade account receivables totalling Baht 3.8 million and Baht 4.5 million, respectively, and has an allowance for doubtful accounts amounted to Baht 12.7 million and Baht 13.2 million, respectively. The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

5. INVESTMENT IN COMMON SHARES OF ASSOCIATED COMPANY – At Equity Method

				In Thousand Baht		
The Company Name	Type of Business	Relationship	% Share Holding	Paid-up Capital	At Cost Method	At Equity Method
As at March 31, 2006						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-
As at June 30, 2005						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-

6. INVESTMENT IN COMMON SHARES OF OTHER COMPANY (General Investment) – At Cost

	In Thousand Baht	
	March 31, 2006	June 30, 2005
Thai Caprolactum Public Company Limited	500	500

ASIA FIBER PUBLIC COMPANY LIMITED

7. PROPERTY, PLANT AND EQUIPMENT - Net

The movements of property, plant and equipment during the nine-month period ended March 31, 2006 were as follows:

	In Thousand Baht
Beginning balance as at July 1, 2005	492,254
Additions/transfer in	35,926
Disposals/transfer out – net of accumulated depreciation	(914)
Depreciation	(35,304)
Reversal of allowance for slow-moving spare parts for machinery	186
Ending balance as at March 31, 2006	492,148

Depreciation for each of the nine-month periods ended March 31, 2006 and 2005 amounting to approximately Baht 35.3 million and Baht 38.4 million, respectively.

The Company appraised its land by following Statement No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at March 31, 2006 and June 30, 2005, the Company's land is stated at the appraised value (based on report of an independent appraisal firm dated March 23, 2005). The excess of appraised value over cost of Baht 248 million is shown as "Revaluation increment in land" under "Shareholders' Equity" in the balance sheets. The revaluation increment in land is not available for dividend distribution.

As at March 31, 2006 and June 30, 2005, certain fixed assets with

a) The original costs totalling Baht 1,974.4 million and Baht 1,872.4 million, respectively, fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 352.9 million and Baht 372.7 million, respectively, are mortgaged/pledged as collateral for bank overdraft lines and short-term loans as discussed in Note 8.

8. BANK OVERDRAFT AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

	In Thousand Baht	
	March 31, 2006	June 30, 2005
Bank overdraft	840	-
Liabilities under trust receipts (interest rate at 3.75% p.a. to 5.62% p.a.)	-	83,149
Short-term loans (interest rate at 5.25% p.a. to 5.95% p.a. as at March 31, 2006 and 3.00% p.a. to 3.75% p.a. as at June 30, 2005)	110,000	189,817
Total	110,840	272,966

As at March 31, 2006, the Company has overdraft lines with several local banks totalling Baht 35 million. An overdraft line of Baht 30 million is collateralized by a part of the Company's land, machinery and equipment as discussed in Note 7.

Under the terms of trust receipts agreements, certain imported raw materials have been released to the Company in trust of the financial institutions. The Company, therefore, is accountable to the financial institutions for the raw materials.

Short-term loans of Baht 110 million and Baht 189.8 million as at March 31, 2006 and June 30, 2005, respectively, are collateralized by a part of the Company's land, building and structure, machinery and equipment as discussed in Note 7.

9. SHARE CAPITAL

At the extraordinary shareholders' meeting held on December 4, 1996, the shareholders passed a special resolution to approve the additional cash contribution towards the Company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 per share.

In January 1997, the Company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital, and issued warrants to purchase common shares of 6,688,384 units. In April 1998, a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 per share.

At the ordinary shareholders' meeting held on October 15, 2001, the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006.

In July 2002, October 2003 and January 2006, several shareholders exercised their warrants to purchase 78 common shares, 80 common shares and 1,768 common shares, respectively, at the price of Baht 10 per share.

10. SEGMENTATION OF BUSINESS

	For the nine-month period ended March 31, 2006 (In Thousand Baht)		
	Local	Export	Total
Net sales	519,405	485,484	1,004,889
Services income	3,396	-	3,396
Total	522,801	485,484	1,008,285
Cost of sales	524,967	499,412	1,024,379
Cost of services	2,084	-	2,084
Total	527,051	499,412	1,026,463
Gross loss	(4,250)	(13,928)	(18,178)
Other income			21,090
Selling and administrative expenses			(52,077)
Interest expense			(5,424)
Net loss			(54,589)
Fixed assets			492,148
Others			693,539
Total assets			1,185,687

ASIA FIBER PUBLIC COMPANY LIMITED

	For the nine-month period ended March 31, 2005 (In Thousand Baht)		
	Local	Export	Total
Net sales	484,013	565,356	1,049,369
Services income	4,514	-	4,514
Total	488,527	565,356	1,053,883
Cost of sales	474,796	531,568	1,006,364
Cost of services	2,839	-	2,839
Total	477,635	531,568	1,009,203
Gross profit	10,892	33,788	44,680
Other income			22,150
Selling and administrative expenses			(49,966)
Interest expense			(2,166)
Income tax			(3,693)
Net profit			11,005
Fixed assets			512,578
Others			747,444
Total assets			1,260,022

11. OTHERS

As at March 31, 2006, the Company had unused letters of credit amounting to Baht 39.6 million.